Exhibit 99.1

Alpha Tau Submits First Pre-Market Approval Module to the FDA for Alpha DaRT® for the Treatment of Recurrent Cutaneous Squamous Cell Carcinoma (cSCC)

- Initial module submission marks an important milestone in the pre-market approval process -

- Flexible modular submission framework granted to Alpha Tau by the FDA allows for streamlined review and feedback from the FDA as each module is submitted -

- Module submitted in parallel to execution of ReSTART pivotal study (Recurrent SCC Treatment with Alpha DaRT Radiation Therapy), which is expected to complete recruiting patients in Q1 2026 -

Jerusalem, January 5, 2026 - Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) ("Alpha Tau", or the “Company”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT® today announced the submission of the first module of its pre-market approval (PMA) application to the U.S. Food and Drug Administration (FDA), following the FDA’s previous decision to allow the Company to use the more flexible modular approach. The Company submitted the module as part of an application for the use of Alpha DaRT in treating recurrent cutaneous squamous cell carcinoma (cSCC), the second most common form of skin cancer, for patients not indicated for surgery or standard radiation therapy, and for whom no curative systemic treatment is available. This module is focused on comprehensive documentation with respect to non-clinical studies as required under the PMA application.

Uzi Sofer, CEO of Alpha Tau, stated, “Alpha Tau continues its fast pace of activity, charging forward in our pursuit of potential marketing authorizations across a wide range of tumors, with an eye toward future commercialization. The decision by the FDA to allow us to submit our PMA in a modular form will hopefully allow for ongoing FDA review and feedback as each module is submitted, and we look forward to this dynamic and efficient authorization review process with the FDA.”

Yaniv Sagie, VP Quality and Regulatory Affairs, added, "Thank you to our outstanding team for this great accomplishment, our first PMA module submission, and for all of the other achievements working with regulators around the world. I appreciate the support of our advisors who work closely with us and hope to accomplish great things for Alpha Tau together."

Alpha Tau is currently conducting its multi-center pivotal ReSTART study exploring the use of Alpha DaRT in recurrent cSCC, one of five clinical trials currently approved in the U.S., and anticipates completing patient recruitment in Q1 2026. Alpha Tau has received Breakthrough Device Designation from the FDA in this indication as well as for recurrent glioblastoma multiforme (GBM) and recurrent squamous cell carcinoma of the oral cavity with similar criteria, and is also part of the FDA Total Product Life Cycle Advisory Program (TAP) to accelerate market access for the potential treatment of recurrent GBM.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, including with respect to the ReSTART study, patient recruitment, FDA review and approval process, commercialization and market access are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 12, 2025, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com